SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIANT TECHSYSTEMS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.00% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

018804AK0
(CUSIP Numbers of Class of Securities)

Scott D. Chaplin
Senior Vice President, General Counsel and Secretary
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209-2307
Telephone:  (703) 412-5960

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:
Craig F. Arcella
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Telephone:  (212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation *	Amount of Filing Fee **
$12,816,000	$1,650.70

*
Calculated solely for purposes of determining the filing fee.  The purchase price of the 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding.  As of July 10, 2014, there was $12,816,000 aggregate principal amount of Notes outstanding.

**
The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2014, issued February 28, 2014, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture, dated August 13, 2004 (as amended or supplemented from time to time, the “Indenture”), among Alliant Techsystems Inc., a Delaware corporation (the “Company”), the subsidiary guarantors listed on Schedule I thereto (the “Subsidiary Guarantors”) and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as trustee (the “Trustee”), for the Company’s 3.00% Convertible Senior Subordinated Notes due 2024 (the “Notes”), this Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder” and, collectively, the “Holders”) of Notes to sell the Notes at such Holder’s option (the “Put Option”), and the obligation of the Company to purchase a selling Holder’s Notes, on August 15, 2014 (the “Repurchase Date”), as set forth in the Indenture and in the Company Repurchase Notice, dated July 11, 2014 (as amended and supplemented, the “Company Repurchase Notice” and together with the related notice materials, as amended and supplemented, the “Option Documents”).

The Put Option will expire at 5:00 p.m., New York City time, on Thursday, August 14, 2014 (such date and time, the “Expiration Date”), which is one business day before the Repurchase Date.

Upon the terms and subject to the conditions of the Put Option, Holders who validly tender and do not validly withdraw their Notes prior to the Expiration Date will receive, for each $1,000 principal amount of such Notes, a cash purchase price (the “Repurchase Price”) of $1,000, which is equal to 100% of the principal amount of such Notes, plus any accrued and unpaid interest on such Notes to, but excluding, the Repurchase Date.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 4 and 7 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes properly tendered and not properly withdrawn on or prior to the Expiration Date under the terms and subject to the conditions set forth in the Indenture, the Notes and the Option Documents.  The Notes are convertible into 13.1023 shares of Common Stock per $1,000 principal amount of Notes, as of July 11, 2014, subject to adjustment under certain circumstances specified in the Indenture.

The Company maintains its registered and principal executive offices at 1300 Wilson Boulevard, Suite 400, Arlington, VA 22209-2307.  The telephone number there is (703) 412-5960.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   Agreements Involving the Subject Company’s Securities.

        The Company has entered into the following agreements relating to the Notes:

        1.     Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

        2.     First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

        The Company has entered into the following agreements relating to its capital stock:

1.     Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).

2.     Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).

3.     Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).

4.     Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).

5.     Amended and Restated Non-Employee Director Restricted Stock Plan, amended and restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).

6.     Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).

7.     Alliant Techsystems Inc. Executive Officer Incentive Plan (as amended and restated effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).

8.     Alliant Techsystems Inc. 2005 Stock Incentive Plan (as amended and restated effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).

9.     Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Form 10-K for the year ended March 31, 2006 (the “Fiscal 2006 10-K”)).

10.   Form of Non-Qualified Stock Option Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Form 10-K for the year ended March 31, 2012 (the “Fiscal 2012 Form 10-K”)).

11.   Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Form 10-K for the year ended March 31, 2014 (the “Fiscal 2014 Form 10-K”)).

12.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Form 10-K for the year ended March 31, 2011 (the “Fiscal 2011 Form 10-K”)).

13.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).

14.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Form 10-K for the year ended March 31, 2013 (the “Fiscal 2013 10-K”)).

15.   Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).

16.   Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).

17.   Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).

18.   Form of Restricted Stock Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).

19.   Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as amended and restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).

20.   Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).

21.   Alliant Techsystems Inc. Executive Severance Plan as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).

22.   Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).

23.   Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).

24.   Alliant Techsystems Inc. Income Security Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).

25.   Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Form 10-K for the fiscal year ended March 31, 1998 (the “Fiscal 1998 Form 10-K”)).

26.   First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).

        A description of the material provisions of the foregoing agreements is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 23, 2014, or the Company’s proxy statement for its 2014 annual meeting of stockholders filed with the SEC on June 13, 2014.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)   The information set forth in the Company Repurchase Notice is incorporated herein by reference.

(b)   The information set forth in the Company Repurchase Notice is incorporated herein by reference.

(c)(1)   None.

(c)(2)   None.

(c)(3)   None.

(c)(4)   None.

(c)(5)   None.

(c)(6)   None.

(c)(7)   None.

(c)(8)   None.

(c)(9)   The Company has outstanding various compensatory plans, arrangements and agreements with its employees, including its executive officers and directors, pursuant to which equity awards are made from time to time in the ordinary course. The Company’s compensatory plans, arrangements and agreements with its executive officers and directors are listed in Item 5(e) above, which is incorporated herein by reference.

(c)(10)  None.

Item 10.         Financial Statements.

(a)   Financial Information.  Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to any Holder’s decision whether to sell the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)   Pro Forma Information.  Not applicable.

Item 11.         Additional Information.

(a)   Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c)   Other Material Information. The information set forth in the Company Repurchase Notice is incorporated herein by reference.

Item 12.         Exhibits.

Exhibits filed as a part of this Schedule TO are listed below.  Exhibits incorporated by reference are so indicated.

Exhibit Number	Description
(a)(1)(i)	Company Repurchase Notice, dated July 11, 2014.
(a)(1)(ii)	Not applicable.
(a)(1)(iii)	Not applicable.
(a)(1)(iv)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated July 11, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated July 11).
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).

(b)(2)
Incremental Term Facility Supplement, dated as of June 24, 2014, among the Company, each lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K dated June 30, 2014).

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).

(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).

Exhibit Number	Description
(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, amended and restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (as amended and restated effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (as amended and restated effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).

(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).

Exhibit Number	Description
(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as amended and restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan, as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).

(d)(26)	Alliant Techsystems Inc. Income Security Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).

(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).

Exhibit Number	Description
(g)	Not applicable.
(h)	Not applicable.

Item 13.         Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALLIANT TECHSYSTEMS INC.

Date: July 11, 2014	By:	/s/ Scott D. Chaplin
Name: Scott D. Chaplin
Title: Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Company Repurchase Notice, dated July 11, 2014.
(a)(1)(ii)	Not applicable.
(a)(1)(iii)	Not applicable.
(a)(1)(iv)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated July 11, 2014 (incorporated by reference to Exhibit 99.1 to Form 8-K dated July 11).
(b)(1)
Third Amended and Restated Credit Agreement, dated as of November 1, 2013, among the Company, as the Borrower; Bank of America, N.A., as Administrative Agent; the Lenders party thereto; The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Bank National Association, as Co-Syndication Agents; Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Bank of Tokyo-Mitsubishi UFJ, LTD., RBC Capital Markets, Suntrust Robinson Humphrey, Inc., U.S. Bank National Association, and Wells Fargo Securities, LLC, as Joint Lead Arrangers and Joint Bookrunning Managers; and Citibank, N.A., Fifth Third Bank, JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A., PNC Bank National Association, Regions Bank, and Sumitomo Mitsui Banking Corporation, as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to Form 8-K dated November 1, 2013).

(b)(2)
Incremental Term Facility Supplement, dated as of June 24, 2014, among the Company, each lender party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to Form 8-K dated June 30, 2014).

(d)(1)
Indenture dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee, relating to 3.00% Convertible Senior Subordinated Notes due 2024 (incorporated by reference to Exhibit 4.1 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(2)
First Supplemental Indenture dated as of October 26, 2004 to Indenture, dated as of August 13, 2004 among the Company, as Issuer, the Subsidiary Guarantors identified in the Indenture and The Bank of New York Mellon Trust Company, N.A., as successor to BNY Midwest Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 10-Q for the quarter ended October 3, 2004 filed with the SEC on November 12, 2004).

(d)(3)
Transaction Agreement, dated as of April 28, 2014 among the Company, Vista SpinCo Inc., Vista Merger Sub Inc. and Orbital Sciences Corporation (incorporated by reference to Exhibit 2.1 to Form 8-K dated April 28, 2014).

Exhibit Number	Description
(d)(4)
Description of non-employee Directors’ cash and equity compensation (incorporated by reference to “Director Compensation—Summary Compensation Information” on pages 17-18 of Schedule 14A filed on June 14, 2013).

(d)(5)
Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated October 29, 2007).

(d)(6)
Amendment No. 1 (effective July 31, 2013) to Non-Employee Director Restricted Stock Award and Stock Deferral Program (as amended and restated October 30, 2007) Under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Form 10-Q for the quarter ended June 30, 2013).

(d)(7)	Amended and Restated Non-Employee Director Restricted Stock Plan, amended and restated as of October 30, 2007 (incorporated by reference to Exhibit 10.3 to Form 8-K dated October 29, 2007).
(d)(8)	Description of compensation arrangement for Neal S. Cohen, the Company’s Chief Financial Officer (incorporated by reference to Item 5.02 of Form 8-K dated January 30, 2012).
(d)(9)	Alliant Techsystems Inc. Executive Officer Incentive Plan (as amended and restated effective August 2, 2011) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 1, 2011).
(d)(10)	Alliant Techsystems Inc. 2005 Stock Incentive Plan (as amended and restated effective August 7, 2012) (incorporated by reference to Exhibit 10.1 to Form 8-K dated August 7, 2012).
(d)(11)	Form of Non-Qualified Stock Option Award Agreement (Cliff Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.25.2 to the Fiscal 2006 10-K).
(d)(12)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the years ended March 31, 2012 and March 31, 2013 (incorporated by reference to Exhibit 10.13.3 to the Fiscal 2012 Form 10-K).

(d)(13)
Form of Non-Qualified Stock Option Award Agreement (Installment Vesting) under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for option grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.4 to the Fiscal 2014 Form 10-K).

(d)(14)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2011 Form 10-K).

(d)(15)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2013-2015 Performance Period (incorporated by reference to Exhibit 10.13.7 to the Fiscal 2012 Form 10-K).

Exhibit Number	Description
(d)(16)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2014-2016 Performance Period (incorporated by reference to Exhibit 10.12.7 to the Fiscal 2013 10-K).

(d)(17)
Form of Performance Growth Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2015-2017 Performance Period (incorporated by reference to Exhibit 10.12.8 to the Fiscal 2014 10-K).

(d)(18)
Form of Relative Stockholder Return Performance Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan for the Fiscal Year 2012-2014 Performance Period (incorporated by reference to Exhibit 10.13.10 to the Fiscal 2011 Form 10-K).

(d)(19)	Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 30, 2012).
(d)(20)
Form of Restricted Stock Award Agreement under the Alliant Techsystems Inc. 2005 Stock Incentive Plan, for restricted stock grants in the year ended March 31, 2014 (incorporated by reference to Exhibit 10.12.11 to the Fiscal 2014 10-K).

(d)(21)	Alliant Techsystems Inc. Nonqualified Deferred Compensation Plan, as amended and restated October 29, 2007 (incorporated by reference to Exhibit 10.6 to Form 8-K dated October 29, 2007).
(d)(22)	Trust Agreement for Nonqualified Deferred Compensation Plan effective January 1, 2003 (incorporated by reference to Exhibit 10.9.2 to the Fiscal 2003 Form 10-K).
(d)(23)	Alliant Techsystems Inc. Executive Severance Plan, as amended effective October 29, 2007 (incorporated by reference to Exhibit 10.7 to Form 8-K dated October 29, 2007).
(d)(24)
Alliant Techsystems Inc. Defined Benefit Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated January 31, 2013).

(d)(25)
Alliant Techsystems Inc. Defined Contribution Supplemental Executive Retirement Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.2 to Form 8-K dated January 31, 2013).

(d)(26)	Alliant Techsystems Inc. Income Security Plan, as amended and restated effective July 1, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K dated July 30, 2013).
(d)(27)
Trust Under Income Security Plan dated May 4, 1998 (effective March 2, 1998), by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.20.1 to the Fiscal 1998 Form 10-K).

(d)(28)
First Amendment to the Trust Under the Income Security Plan effective December 4, 2001, by and between the Company and U.S. Bank National Association (incorporated by reference to Exhibit 10.17.2 to the Fiscal 2002 Form 10-K).

Exhibit Number	Description
(d)(29)	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.5 to the Fiscal 2014 Form 10-K).
(g)	Not applicable.
(h)	Not applicable.